VP 3-6-03

03011115

** AM 3/3/2003

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . .	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING FEB 26 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8-50167

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LEONARD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2601 N.W. EXPRESSWAY SUITE 1201 W
(No. and Street)

OKLAHOMA CITY, OKLAHOMA 73112
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT L. SAVAGE 405 879-0166
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENLEY AND JOHNSON, P.L.L.C.
(Name — if individual, state last, first, middle name)

1409 N.W. 150th EDMOND, OKLAHOMA 73013
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DP 3/14

Potential persons who are to respond to the collection of ...

OATH OR AFFIRMATION

I, Robert L. Savage, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leonard Securities, Inc., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Robert L. Savage
Signature

President
Title

Barbara Barney - # 00003303
Notary Public
My Commission expires 4/2/2004
State of Oklahoma
County of Oklahoma

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEONARD SECURITIES, INC.

Statement of Financial Condition
Two Years Ended December 31, 2002 and 2001

(With Independent Auditors' Report)

TABLE OF CONTENTS

HENLEY AND JOHNSON, P.L.L.C.

Certified Public Accountants
1409 N. W. 150th
Edmond, Oklahoma 73013
Phone: (405) 348-8348
Fax: (405) 348-8001

Jack S. Henley, CPA
William J. Johnson, CPA

Member
Oklahoma Society of
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Leonard Securities, Inc.

We have audited the accompanying statements of financial condition of Leonard Securities, Inc., as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the two years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Leonard Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations, and its cash flows for the two years ended December 31, 2002 and 2001, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on page 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Henley and Johnson

Edmond, Oklahoma
February 13, 2003

LEONARD SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

	December 31, 2002	December 31, 2001
Cash and cash equivalents	$ 156,013	$ 187,171
Restricted cash deposit with clearing organization - *Note 3*	25,000	25,000
Other receivables	45,203	8,945
Prepaid expenses	2,663	-0-
Securities owned, not readily marketable	3,300	3,300
Furniture and Equipment, net of accumulated depreciation of $ 55,007 and $ 44,640	13,993	16,624
Security deposits	2,848	2,848
Organization costs less amortization of $ 4,649 and $ 4,550	99	198
	249,119	244,086

LIABILITIES

	2002	2001
Accounts payable	1,511	3,054
Accrued liabilities	91,132	64,000
	92,643	67,054

STOCKHOLDERS' EQUITY

	2002	2001
Common stock,$1.00 par value, authorized 50,000 shares, 1,097 issued and outstanding.	1,097	1,097
Additional paid-in capital	218,303	218,303
Retained earnings (deficit)	(62,924)	(42,368)
	156,476	177,032
	$ 249,119	$ 244,086

See accompanying notes to financial statements